Exhibit 99.1

Zhibao Technology Inc. announces reverse share split

Shanghai, China, October 8, 2026 (GLOBE NEWSWIRE) – Zhibao Technology Inc. (Nasdaq: “ZBAO”, “Zhibao” or the “Company”), today announced that it will proceed with a 1-for-50 reverse stock split (“Reverse Share Split”) of its Class A ordinary shares following approval by shareholders at an extraordinary general meeting of shareholders held on September 29, 2026.

The Reverse Share Split is expected to become effective on October 12, 2026 and the Company’s Class A ordinary shares are expected to begin trading on a post-split basis at the market open on October 12, 2026 under the same symbol “ZBAO” with the new CUSIP number G989MC114.

When the Reverse Share Split is effective, every 50 Class A ordinary shares will be combined automatically into one Class A ordinary share. As a result of the Reverse Share Split, the par value of the Class A ordinary shares increased from $0.0001 per share to $0.005 per share. The Reverse Share Split will apply equally to all Class A ordinary shares, and each shareholder will hold the same percentage of Class A ordinary shares outstanding immediately following the Reverse Share Split, except for adjustments that may result from the treatment of fractional shares. Fractional shares will be rounded up to the next whole share, and proportionate adjustments will be made to equity plans. Additionally, all equity awards outstanding immediately prior to the Reverse Share Split will be proportionately adjusted. Outstanding warrants and other convertible securities will be adjusted in accordance with the terms and conditions of such documents.

Continental Stock Transfer & Trust Co. is acting as the transfer agent for the Reverse Share Split. Shareholders holding their shares electronically in book-entry form are not required to take any action to receive post-split shares. Shareholders owning shares through a bank, broker or other nominee will have their positions adjusted to reflect the Reverse Share Split.

Additional information about the Reverse Share Split can be found in the Company’s Notice and Proxy Statement on Report on Form 6-K, which was filed with the Securities and Exchange Commission (the “SEC”) on September 9, 2026, with a filing date of September 10, 2026.

About Zhibao Technology Inc.

Zhibao Technology Inc. is a leading and high-growth InsurTech company primarily engaging in providing digital insurance brokerage services through its operating entities. 2B2C (“to-business-to-customer”) digital embedded insurance is the Company’s innovative business model, which Zhibao pioneered in China. Zhibao launched the first digital insurance brokerage platform in China in 2020, powered by its proprietary PaaS (“Platform as a Service”). Zhibao has developed over 40 proprietary digital insurance solutions addressing different scenarios in a wide range of industries, including travel, sports, logistics, utilities, and e-commerce. For more information, please visit: ir.zhibao-tech.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “is/are likely to,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as may be required by law. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, the receipt of shareholder approval, the satisfaction of post-closing covenants, and other factors discussed in the “Risk Factors” section of our annual reports on Form 20-F (as amended) and registration statements on Form F-1 (as amended) that have been filed or will be filed from time to time with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statements and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

Investor Relations Contact

Zhibao Technology Inc.

Investor Relations Office

Email: ir@zhibao-tech.com

Skyline Corporate Communications Group, LLC

Scott Powell, President

Avenues Tower 1177 Avenue of the Americas, 5th floor New York, NY 10036

Office: (646) 893-5835

Email: info@skylineccg.com